Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

SUPPLEMENTAL AGREEMENT

IN RELATION TO

I. FORMATION OF JOINT VENTURE;

AND

II. OPTION IN RELATION TO ACQUISITION OF

JV MEMBERSHIP INTEREST INVOLVING CONSIDERATION

ISSUE UNDER SPECIFIC MANDATE

Reference is made to the Company’s announcements dated 7 February 2022, 30 May 2022, 21 June 2022, 15 July 2022, 12 August 2022, 9 September 2022, 30 September 2022 and 31 October 2022 (the “Announcement(s)”) in relation to the JV Formation. Terms used herein shall have the same meanings as defined in the Announcements unless otherwise indicated.

The Board is pleased to announced that, on 7 November 2022 (after trading hours), Graphex Tech and EES entered into a supplemental agreement to fix an expiry date for the Call Option and the Put Option (the “Supplemental Agreement”).

After entering into of the Supplement Agreement, the Call Option and the Put Option are exercisable at any time after the Option Effective Date and commencement of building Anode Material Processing Facility in the Michigan, including without limitation construction proceeding on such building, full financing committed for completion of such building and/or architectural designs developed for local development approval of such building; and up to the date falling on the second anniversary of the Option Effective Date.

Save and except for the above, other terms of the Agreement remain unchanged and legally binding.

A circular containing, among other things, (i) further details of the Call Option, the Put Option and the Specific Mandate; and (ii) a notice convening the EGM, is expected to be despatched to the Shareholders on or before 11 November 2022.

By Order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 8 November 2022

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong.

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